Item 77D - Policies with respect to security investments

(g) Munder Bond Fund: Prior to April 18, 2011, the Fund was permitted to invest up to 5% of its assets in lower-rated securities or comparable unrated securities. Effective April 18, 2011, the Fund may invest up to 20% of its total assets in debt securities that are rated below investment grade or in comparable unrated securities.

Munder International Fund - Core Equity: In connection with the change in the Fund's investment strategy of investing primarily in securities of companies in countries represented in the Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index to investing primarily in securities of companies in countries represented in the Morgan Stanley Capital International All Country World (MSCI ACWI) Index ex U.S., effective
April 18, 2011, the policies limiting the Fund's investment in emerging market country companies to up to 20% of its assets and limiting the Fund's investment in companies of any one emerging market country to not more than 5% of its assets were removed.

Munder Veracity Small-Cap Value Fund: Until March 19, 2011, the Fund's investment objective was to provide long-term capital appreciation. After that date, the Fund's investment objective is to seek to achieve long-term capital growth.